UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Telefónica: Issue of Bond EMTN	2

TELEFÓNICA, S.A. in compliance with the Securities Market legislation, hereby communicates the following:
OTHER RELEVANT INFORMATION

Today, Telefónica, S.A., through its wholly-owned subsidiary Telefónica Emisiones, S.A.U., has launched in the Euro market under its Guaranteed Euro Programme for the Issuance of Debt Instruments (EMTN Programme) an issuance of Notes guaranteed by Telefónica, S.A. in a principal amount of 750 million euros.

This issue, due on June 25, 2035, pays an annual coupon of 3.941%, and is issued at par (100%).

The settlement and closing date are scheduled for June 25, 2025. Application will be made for the Notes to be listed on the regulated market of the Irish Stock Exchange plc, trading as Euronext Dublin.

Madrid, June 18, 2025

Legal Notice
This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful - including but not limited to the United States, its territories and possessions (the "United States"), Australia, Canada or Japan.
The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 ("Securities Act"), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 18, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors